UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2021.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated September 8, 2021

Item 1

PRESS RELEASE

Millicom Announces Bond Exchange Offer

Luxembourg, September 8, 2021 – Millicom International Cellular S.A. (the “Company”) (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) announced today that it has offered to exchange up to $335,000,000, in aggregate original principal amount1 (the “Maximum Acceptance Amount”), of the Company’s outstanding 6.625% Senior Notes due 20262 (the “2026 Existing Notes” or “Old Notes”) held by Eligible Holders (as defined below) for newly issued US dollar-denominated 4.500% Senior Notes due 2031 (the “New Notes”) (the “Exchange Offer”). The New Notes will be senior unsecured indebtedness and will rank equal in right of payment with all of the Company’s existing and future senior unsecured indebtedness. The New Notes will constitute an additional issuance of the Company’s previously issued $500,000,000, in aggregate original principal amount, 4.500% Senior Notes due 2031. The purpose of the Exchange Offer is to refinance the Old 2026 Existing Notes, which have a call date on October 15, 2021, by exchanging the Old Notes for the New Notes, which will mature in 2031, and thereby extend the overall maturity profile and reduce the overall cash cost of the Company’s debt. The information contained herein is qualified in its entirety by and subject to the terms and conditions described in the offering memorandum dated as of the date hereof (the “Offering Memorandum”).

Exchange Offer Deadline

The Exchange Offer will expire at 11:59 PM, New York City time, on October 5, 2021, unless extended (such time and date, as the same may be extended, the “Expiration Date”). Eligible Holders who validly tender 2026 Existing Notes for exchange by 5:00 PM, New York City time, on September 21, 2021, unless extended (such time and date, as the same may be extended, the “Early Participation Date”), will receive an amount of New Notes based on the Total Exchange Ratio (as described below). Eligible Holders who validly tender 2026 Existing Notes for exchange after the Early Participation Date, but on or prior to the Expiration Date, will receive an amount of New Notes based on the Exchange Ratio (as described below). 2026 Existing Notes tendered in the Exchange Offer may be withdrawn prior to 5:00 PM, New York City time, on September 21, 2021 (such time and date, as the same may be extended, the “Withdrawal Date”).

Exchange Offer Consideration

Note: The Old Notes trade with a “Pool Factor,” as defined below, which means the percentage of the $500,000,000 aggregate original principal amount of the Old Notes that remains outstanding after the impact of the Company’s optional redemption of $50 million in Old Notes in February 2021 (such redemption, the “Partial Redemption”), which equals 90%. References to the “original” principal amount of the Old Notes refer to the $500 million aggregate original principal amount of the Old Notes issued in October 2018, or portions thereof, without giving effect to the Partial Redemption or the Pool Factor. Holders wishing to tender their Old Notes must tender the original principal amount of Old Notes held by them, to which the Pool Factor, among other adjustments, will be applied in calculating the principal amount of New Notes that such tendering holder may receive as consideration. The following table summarizes the applicable consideration payable in the Exchange Offer for 2026 Existing Notes validly tendered (and not validly withdrawn) and accepted by the Company:

________________________

1 This aggregate original principal amount of $335 million is subject to a “Pool Factor,” explained later in this press release, and is equivalent to an outstanding principal amount on the Old Notes of $301.5 million.

2 ISIN/Common Code Nos. XS1894610119 and 189461011 (Regulation S Notes) and CUSIP/ISIN Nos. 600814AP20 and US600814AP20 (Rule 144A Notes).

PRESS RELEASE

CUSIP / ISIN / Common Code of Old Notes	Coupon of Old Notes	Maturity Date of Old Notes	Aggregate Principal Amount Outstanding of Old Notes(1)(2)	Pool Factor (%)	Maximum Acceptance Amount(3)	Title of New Notes to be Issued	Price of New Notes to be Issued per $1,000 Principal Amount of New Notes	Total Exchange Price(4)(5)	Exchange Price(4)(6)	Total Exchange Ratio(7)(8)	Exchange Ratio(8)(9)
600814AP20/ US600814AP20 (Rule 144A CUSIP/ISIN)	6.625%	October 15, 2026	$450,000,000	90%	$335,000,000	4.500% Senior Notes due 2031	$1,035.00	$1,053.75	$1,022.70	1.01812	0.98812
XS1894610119/ 189461011 (Reg. S ISIN/ Common Code)

(1) As of September 7, 2021, holders of Old Notes held $500,000,000 in aggregate principal amount of Old Notes, prior to the application of the Pool Factor. In February 2021, the Company redeemed 10%, or $50 million, of the then-outstanding aggregate principal amount of the Old Notes, which amount was recorded by Euroclear, Clearstream and DTC as a prepayment of principal. In accordance with the procedures of Euroclear, Clearstream and DTC, book-entry positions of the Old Notes reflect the aggregate original issued principal amount and a pool factor of 90% (the “Pool Factor”).

(2) The outstanding aggregate principal amount of the Old Notes is stated after giving effect to the application of the Pool Factor.

(3) Our obligation to accept Old Notes validly tendered and not validly withdrawn is subject to a maximum aggregate original principal amount of Old Notes being sought in the Exchange Offer equal to the Maximum Acceptance Amount. If the aggregate original principal amount of all of the validly tendered and not validly withdrawn Old Notes exceeds the Maximum Acceptance Amount, then the Exchange Offer will be oversubscribed, and tenders of Old Notes will be subject to the proration and priority provisions described in the Offering Memorandum. We reserve the right to increase the Maximum Acceptance Amount at our discretion.

(4) Eligible holders will also receive accrued and unpaid interest on their Old Notes accepted for exchange from the last interest payment date up to but excluding the Early Exchange Date or the Final Exchange Date, as applicable (which dates are expected to be September 24, 2021 and October 8, 2021, respectively), less the accrued and unpaid interest on the New Notes from April 27, 2021 to the applicable Exchange Date.

(5) The Total Exchange Price for each $1,000 original principal amount of Old Notes (without giving effect to the Pool Factor) tendered and not validly withdrawn prior to the Early Participation Date.

(6) The Exchange Price for each $1,000 original principal amount of Old Notes (without giving effect to the Pool Factor) tendered and not validly withdrawn after the Early Participation Date and prior to the Expiration Date will be the Total Exchange Price less the Early Participation Payment.

(7) The Total Exchange Ratio is equal to the Total Exchange Price, divided by $1,035 (the “Price of New Notes”). Such amount, multiplied by $1,000, and further multiplied by the Pool Factor, represents the principal amount of New Notes a holder will be eligible to receive for each $1,000 original principal amount of Old Notes validly tendered and accepted prior to the Early Participation Date.

(8) The amount of New Notes to be issued to any holder will be issued in minimum denominations of $200,000 and integral multiples of $1,000 above such amount will be rounded down to the nearest U.S. $1,000. No tender of Old Notes will be accepted if it would result in the issuance of less than $200,000 principal amount of New Notes. Cash will be paid in lieu of any fractional entitlement of less than $1,000.00 in principal amount of New Notes that are not issued due to rounding.

(9) The Exchange Ratio is equal to the Exchange Price divided by the Price of New Notes. Such amount, multiplied by $1,000, and further multiplied by the Pool Factor, represents the principal amount of New Notes a holder will be eligible to receive for each $1,000 original principal amount of Old Notes validly tendered and accepted after the Early Participation Date.

PRESS RELEASE

The Exchange Price is an amount equal to the Total Exchange Price less the Early Participation Payment. The “Early Participation Payment” is equal to $31.05 and is payable in New Notes. Cash will be paid in lieu of any fractional entitlement of less than $1,000.00 in principal amount of New Notes that are not issued due to rounding (based on the application of the Total Exchange Ratio or Exchange Ratio, as applicable). The amount of cash paid in lieu will be equal to the principal amount of any fractional entitlement of New Notes multiplied by the Price of New Notes expressed as a percentage (103.5%).

Eligible Holders of 2026 Existing Notes properly tendered in the Exchange Offer (and not validly withdrawn) will be entitled to receive a cash payment equal to the accrued and unpaid interest on their 2026 Existing Notes accepted for exchange from the last applicable interest payment date up to but excluding the applicable settlement date, less the accrued and unpaid interest on the New Notes from April 27, 2021 (the last date on which interest on the existing 4.500% Senior Notes due 2031 has been paid) to the applicable Exchange Date (as defined below).

Exchange Dates

We reserve the right, but are under no obligation, at any point following the Early Participation Date and before the Expiration Date to accept for exchange any 2026 Existing Notes validly tendered at or prior to the Early Participation Date (the date of such exchange, the “Early Exchange Date”). The Early Exchange Date will be determined at our option and, if it occurs, is expected to occur promptly following the Early Participation Date. If, after the Early Participation Date, we choose to exercise our option to have an Early Exchange Date and all conditions to the Exchange Offer have been or are concurrently satisfied or waived by us, we will, upon the terms and subject to the conditions set forth in the Offering Memorandum, including the proration terms described in the Offering Memorandum, accept for exchange 2026 Existing Notes validly tendered in the Exchange Offer prior to the Early Participation Date up to the Maximum Acceptance Amount, and the exchange for such 2026 Existing Notes will be made on the Early Exchange Date. Regardless of whether we choose to exercise our option to have an Early Exchange Date, if, at or prior to the Expiration Date, all conditions to the Exchange Offer have been or concurrently are satisfied or waived by us, we will, upon the terms and subject to the conditions set forth in the Offering Memorandum, including the proration terms described in the Offering Memorandum, accept for exchange 2026 Existing Notes validly tendered in the Exchange Offer at or prior to the Expiration Date and not validly withdrawn at or prior to the Withdrawal Date (the date of such exchange, the “Final Exchange Date”) up to (i) the Maximum Acceptance Amount less (ii) the 2026 Existing Notes exchanged on Early Exchange Date. The Final Exchange Date will be promptly after the Expiration Date. Each of the Early Exchange Date and the Final Exchange Date is referred to as an “Exchange Date.”

Proration

Our obligation to accept 2026 Existing Notes validly tendered and not validly withdrawn is capped to the Maximum Acceptance Amount. If the aggregate principal amount of all of the validly tendered and not validly withdrawn 2026 Existing Notes exceeds the Maximum Acceptance Amount, then the Exchange Offer will be oversubscribed, and tenders of 2026 Existing Notes will be subject to the proration and priority provisions described in the Offering Memorandum.

PRESS RELEASE

Further Information

The Exchange Offer is being made only to holders of 2026 Existing Notes who have certified, by submitting an instruction to the clearing system, that such holder has represented to the Company that it is (1)(a) a “qualified institutional buyer,” or “QIB,” as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and under applicable state securities laws; or (b) a “non-US Person” (as defined in Regulation S under the Securities Act), and (2)(a) if located or resident in any Member State of the European Economic Area, holders of 2026 Existing Notes who are persons other than “retail investors” (for these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a “qualified investor” as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”)); and (b) if located or resident in the United Kingdom, holders of 2026 Existing Notes who are persons other than “retail investors” (for these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement Directive (EU) 2016/97, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA) (such holders, collectively, the “Eligible Holders”).

D.F. King has been appointed as the information and exchange agent for the Exchange Offer. You may contact the Information and Exchange Agent by calling +44 20 7920 9700 (in London), +1 212 269 5550 (in New York), +1 (800) 431-9646 (toll free) or via e-mail to millicom@dfkingltd.com. Holders wishing to access the Offering Memorandum and any other offer documents should visit the Exchange Offer website (https://sites.dfkingltd.com/millicom) and complete the online Eligibility Certification form.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Exchange Offer is being made solely to such persons and in such jurisdictions as are permitted under applicable law.

The New Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. The New Notes are being issued only to Eligible Holders.

Important Information – Cautionary Statement About Forward-Looking Statements

This press release contains certain forward-looking statements concerning our intentions, including those in respect of the Exchange Offer, beliefs or current expectations regarding our future financial results, plans, liquidity, prospects, growth, strategy and profitability, as well as the general economic conditions of the industries and countries in which we operate. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future sales or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions, our competitive strengths and weaknesses, our business strategy and the trends we anticipate in the industries and the economic, political and legal environments in which we operate and other information that is not historical information. Many such forward-looking statements c can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Such forward-looking statements are only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements as a result of various factors, including those described in Millicom’s annual report on Form 20-F for the year ended December 31, 2020 as well as other uncertainties and events, especially in light of the political, economic, social and legal environments in which we operate.

-END-

PRESS RELEASE

For further information, please contact

Press: Vivian Kobeh, Director, Corporate Communications +1-786-628-5300 press@millicom.com Yocasta Valdez, Group Manager, Digital Media & Communications +1-305-929-5417 press@millicom.com	Investors: Michel Morin, VP, Investor Relations +1-786-628-5270 investors@millicom.com Sarah Inmon, Director, Investor Relations +1-786-628-5303 investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile services dedicated to emerging markets in Latin America and Africa. Millicom sets the pace when it comes to providing high- speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO. As of December 31, 2020, Millicom operating subsidiaries and joint ventures employed more than 21,000 people and provided mobile services to approximately 55 million customers, with a cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date:  September 8, 2021